FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of January, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:January 10, 2007

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 10 January, 2007
                            Financial Calendar 2007

Exhibit 99


                        UNILEVER FINANCIAL CALENDAR 2007


The payment timetable for Unilever 2006 final dividends and the 2007 interim dividends on ordinary shares will be as follows:


FINAL FOR 2006                UNILEVER NV               NV NEW YORK SHARES

Proposal Announced            08 February 2007          08 February 2007
Declaration (at AGM)          15 May 2007               15 May 2007
Ex-dividend date              17 May 2007               17 May 2007
Record Date*                  16 May 2007               21 May 2007
Payment Date                  21 June 2007              21 June 2007


FINAL FOR 2006                UNILEVER PLC              PLC ADRS

Proposal Announced            08 February 2007          08 February 2007
Declaration (at AGM)          16 May 2007               16 May 2007
Ex-dividend date              23 May 2007               23 May 2007
Record date                   25 May 2007               25 May 2007
Payment Date                  21 June 2007              21 June 2007


INTERIM FOR 2007              UNILEVER NV               NV NEW YORK SHARES

Announced                     01 November 2007          01 November 2007
Ex-dividend date              02 November 2007          02 November 2007
Record date*                  01 November 2007          06 November 2007
Payment date                  05 December 2007          05 December 2007


INTERIM FOR 2007              UNILEVER PLC              PLC ADRS

Announced                     01 November 2007          01 November 2007
Ex-dividend date              07 November 2007          07 November 2007
Record date                   09 November 2007          09 November 2007
Payment date                  05 December 2007          05 December 2007



UNILEVER NV            Announced         Ex-dividend date      Record date*        Payment date
cumulative
preference shares

4%                   7 December 2007     10 December 2007      7 December 2007     2 January 2008
6% and 7%            7 September 2007    10 September 2007     7 September 2007    1 October 2007



* Please note that it is possible that ALL record dates for Unilever NV might change following new rules and practices that may be introduced by Euronext Amsterdam in 2007. An updated calendar will be released if appropriate once the new rules have been issued.


OTHER KEY FINANCIAL DATES FOR 2007

Financial results will be published at 07.00hrs UK time (08.00 CET) on the following dates:

Q4       Thursday, 08 February 2007
Q1       Thursday, 03 May 2007
Q2       Thursday, 02 August 2007
Q3       Thursday, 01 November 2007
Q4       Thursday, 07 February 2008


The Annual General Meetings of Unilever NV and Unilever PLC will be held on Tuesday 15 May 2007, and Wednesday 16 May 2007, in Rotterdam and London respectively.


SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the
Group operates and new or changed priorities of the Boards.   Further details of
potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.